Exhibit (a)(5)(xxix)

October 26, 2001 Contact: Norine Lyons Tel 703 876 3190 Tel 703 876 3186 nlyons@generaldynamics.com

General Dynamics, Newport News Shipbuilding terminate merger agreement

FALLS CHURCH, VA—General Dynamics (NYSE:GD) and Newport News Shipbuilding (NYSE:NNS) today agreed to terminate their agreement and plan of merger. The companies had entered into the plan on April 24, 2001, and a tender offer was begun on May 4, 2001. General Dynamics’ pending tender offer for all outstanding shares of common stock of Newport News will expire at midnight, EDT, on October 26, 2001.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 52,000 people and has annualized sales of approximately $12 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems.

Any "forward-looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.